Exhibit 99.2


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                 A Publicly Held Company



                          DISCLOSURE OF A MATERIAL FACT


                       DISTRIBUTION OF INTEREST ON CAPITAL
        COMPLEMENTARY TO INTEREST DISTRIBUTED IN THE FINANCIAL YEAR 2003
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         We wish to inform our Stockholders that at a meeting of the
Administrative Council held on 12-15-2003, it was decided to credit and distribute interest on capital complementary to interest paid in respect to this financial year and, in addition to the mandatory dividend for 2003, pursuant to sub-item 16.2 of the articles of association, as follows:

1. by 4-30-2004, interest on capital of R$ 5.74 per thousand shares will be paid, less 15% income tax at source, resulting in net interest of R$ 4.879 per thousand shares, except in the case of those stockholders already certified as either not subject to or exempt from such a tax payment;

2. the corresponding credit entry will be passed through this company's accounts on 12-30-2003, individually to each stockholders, on the basis of the shares held on 12-30-2003.



                        Sao Paulo-SP, December 15, 2003.

                       BANCO ITAU HOLDING FINANCEIRA S.A.



                             ALFREDO EGYDIO SETUBAL
                          Investor Relations Director